MEDIA
Salah Mahyaoui	Ken Dominski
+33 1 53 77 40 31	609-252-5251
salah.mahyaoui@sanofi-aventis.com	ken.dominski@bms.com

INVESTORS
Sanjay Gupta	John Elicker
+33 1 53 77 45 45	212-546-3775
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EUROPEAN COMMISSION EXPANDS INDICATION FOR PLAVIX®
(clopidogrel bisulfate) OFFERING NEW OPTION FOR PATIENTS
WITH MOST SEVERE TYPE OF HEART ATTACK

- PLAVIX indication expanded to include patients with any acute coronary syndromes (ACS)-

PARIS, France, and PRINCETON, New Jersey - September 7, 2006 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and Bristol-Myers Squibb Company (NYSE: BMY) announced today that the European Commission has granted a new indication for the antiplatelet agent PLAVIX® (clopidogrel bisulfate) to include patients with ST-segment Elevation acute Myocardial Infarction (STEMI) who are eligible for thrombolytic therapy.

     STEMI is a severe heart attack in which an artery supplying the heart with blood is generally blocked completely.1 These blockages are caused by clot formation in the coronary arteries, which is associated with an underlying disease known as atherothrombosis.2 PLAVIX® is a prescription antiplatelet medicine taken once a day that helps keep platelets in the blood from sticking together and forming clots. PLAVIX® is approved for early and long term risk reduction in patients at risk for atherothrombotic events. The new indication is based on the findings of two clinical trials that treated patients who had STEMI with PLAVIX® administered on a background of standard therapy, including ASA.

     “PLAVIX taken with ASA has previously been shown to reduce the risk of death, recurrent heart attacks or stroke in patients with unstable angina or less severe heart attacks,” said Keith A.A. Fox, Professor of Cardiology, University of Edinburgh, Scotland. “Now, based on the results of two clinical trials, CLARITY-TIMI 28 and COMMIT/CCS-2, clopidogrel has been approved by the European Commission as showing benefit, together with ASA (acetyl salicylic acid), in patients with the most severe types of heart attacks. With this new guidance from the European Commission, clopidogrel shows benefit in patients across the spectrum of acute coronary syndrome.”

     There are approximately 10 million heart attacks per year worldwide;3 and 3 million are STEMI events.4 In 2005, for the United Kingdom, France, Germany, Italy and Spain, there were more than 1 million acute coronary syndrome events, of which 25% were STEMI.13 Patients who have experienced STEMI are also at high risk of another heart attack, stroke or death.5

     The European Commission approval was based on the results of two clinical trials in which STEMI patients were treated with PLAVIX® taken with ASA and standard therapy. In the CLARITY – TIMI 28 (CLopidogrel as Adjunctive ReperfusIon TherapY - Thrombolysis In Myocardial Infarction Study 28) trial, patients were followed for 30 days.6In the COMMIT/CCS-2 (ClOpidogrel and Metoprolol in Myocardial Infarction Trial) trial, patients were followed for 28 days.3

     In the CLARITY – TIMI 28 trial, clopidogrel taken with ASA and other standard therapy including fibrinolytics (clot-dissolving medicines) reduced the odds of STEMI patients having another occluded artery, or a second heart attack or death by 36 percent by day eight of hospitalization or hospital discharge (event rate: 15.0% in clopidogrel arm vs. 21.7% in placebo; P<0.001) .6 Results of the COMMIT/CCS-2 trial demonstrated that in the 28 days following randomization, clopidogrel, taken with ASA and standard therapy, reduced the relative risk of death in STEMI patients by 7 percent (event rate: 7.5% vs. 8.1%; P=0.03), and reduced the relative risk of MI, stroke or death by 9 percent (event rate: 9.2% vs. 10.1%; P=0.02) .3

     “Survivors of STEMI events are at high risk of suffering another event,” said Professor Fox. “The results of the CLARITY-TIMI 28 and COMMIT trials represent a major advance for patients who have had a severe heart attack, and this indication for clopidogrel provides clinicians with a new option for treating STEMI patients in order to reduce their risk of heart attack, stroke or death.” In both trials, the rates of major bleeding and intracranial hemorrhage were similar in both the PLAVIX groups and the placebo groups.3,6

     PLAVIX® received approval for the STEMI indication by the U.S. Food and Drug Administration on August 17, 2006.

     The new STEMI indication reinforces the strong commitment of two research and development pharmaceutical companies dedicated to improving patient health.

# MORE INFORMATION #

About STEMI and Acute Coronary Syndrome
     Acute ST-segment elevation myocardial infarction (STEMI) and non-ST segment elevation myocardial infarction (NSTEMI), both commonly together known as “heart attacks,” along with unstable angina are the three conditions classified as acute coronary syndrome (ACS). PLAVIX® is indicated to reduce the risk of heart attack, stroke, or death in all patients with ACS.

     Examples of common symptoms of acute coronary syndrome include persistent or “stabbing” chest pain or a heavy “pressure” sensation, shortness of breath, numbness or tingling in the arm or neck, nausea, pain in other parts of the body (back or stomach area), and others.

About Atherothrombosis
     Atherothrombosis is the underlying cause of life-threatening events such as heart attacks and ischemic strokes. It is a progressive disease process, which begins with the unpredictable and sudden rupture of an atherosclerotic plaque. The rupture of these plaques activates platelets in the blood to form a clot (thrombus) and it is these clots, which can partially or completely block arteries, which may result in atherothrombotic events such as heart attacks or ischemic strokes.8

About PLAVIX®
     PLAVIX®, also marketed as ISCOVER®, was first authorized in the European Union in 1998 and is also indicated for prevention of atherothrombotic events in patients with myocardial infarction, ischaemic stroke or established peripheral arterial disease and, in combination with acetylsalicylic acid (ASA), for the treatment of patients with non-ST segment elevation acute coronary syndromes (unstable angina or non-Q-wave MI).

     PLAVIX® is a prescription antiplatelet medicine taken once a day that helps keep platelets in the blood from sticking together and forming clots. Since its initial approval on November 17, 1997, by the U.S. Food and Drug Administration, PLAVIX® has been prescribed to more than 52 million patients worldwide.9 The efficacy and safety profile of PLAVIX® have been established through landmark clinical trials including more than 100,000 patients.

     PLAVIX® has demonstrated early and long-term risk reduction for patients at risk for atherothrombotic events in important clinical trials. In the CURE trial, patients with unstable angina (UA) and non-ST segment elevation myocardial infarction (NSTEMI) receiving PLAVIX with ASA were followed for up to one year,10 and in the CAPRIE trial, patients with recent MI, recent ischemic stroke, or established peripheral artery disease receiving PLAVIX alone were followed for up to three years.11

     PLAVIX® is marketed worldwide by sanofi-aventis (Paris Bourse: EURONEXT: SAN; New York: NYSE: SNY) and Bristol-Myers Squibb Company (NYSE: BMY) as PLAVIX® and ISCOVERU.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global pharmaceutical and related health care products company whose mission is to extend and enhance human life.

References:
1. American Heart Association/American College of Cardiology Scientific Statement. New guidelines emphasize need for speed when chest pain strikes. http://www.americanheart.org/presenter.jhtml?identifier=3022635. Accessed August 2006.
2. Atherothrombosis.org. What is atherothrombosis? http://www.atherothrombosis.org/public/index.html. Accessed August, 2006.
3. COMMIT (CIOpidogrel and Metoprolol in Myocardial Infarction Trial) collaborative group. Early intravenous then oral metoprolol in 45852 patients with acute myocardial infarction randomised placebo-controlled trial. Lancet 2005; 366: 1622–32.
4. American Heart Association. Heart Disease and Stroke Statistics 2006 Update. http://circ.ahajournals.org/cgi/reprint/CIRCULATIONAHA.105.171600v1. Accessed August 2006.
5. Steg GS, Goldberg RJ, et al. Baseline Characteristics, Management Practices, and In-Hospital Outcomes of Patients Hospitalized With Acute Coronary Syndromes in the Global Registry of Acute Coronary Events (GRACE). Am J Cardiol 2002;90: 358-363.
6. Sabatine MS, Cannon CP, Gibson CM, et al. Addition of clopidogrel to aspirin and fibrinolytic therapy for myocardial infarction with ST-segment elevation. N Engl J Med 2005;352:1179-1189.

8. Viles-Gonzalez JF et al. Atherothrombosis: A widespread disease with unpredictable and life-threatening consequences. Eur Heart J 2004; 25: 1197-1207.
9. Data on file, sanofi-aventis.
10. The Clopidogrel in Unstable Angina to Prevent Recurrent Events Trial Investigators. N Engl J Med 2001;345:494-502.
11. Bhatt DL, Chew DP, Hirsch AT, et al. Superiority of Clopidogrel Versus Aspirin in Patients With Prior Cardiac Surgery. Circulation. 2001;103:363-368.
12. PLAVIX Prescribing Information. sanofi-aventis.
13. IMS Health Acute Coronary Syndromes Analysis 2005.